

January 3, 2011

Zhou Hui, Chief Accountant
Huaneng Power International, Inc.
Huaneng Building
No.4 Fuxingmennei Street
Xicheng District, Beijing 100031 PRC

> **Re:** **Huaneng Power International, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed April 19, 2010**
> **File No. 1-13314**

Dear Ms. Hui:

We have completed our review of your filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gu Biquan, Huaneng Power International, Inc.
Via Facsimile +011-8610-66412321